April 6, 2017

Via EDGAR, Federal Express and Electronic Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Dana Brown, Esquire

Re:	Special Diversified Opportunities Inc.
Registration Statement on Form S-4
Filed January 30, 2017
File No. 333-215802

We are writing on behalf of Special Diversified Opportunities Inc. (the “Company”) in response to the letter of comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated March 1, 2017 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, dated as of January 27, 2017 (the “Registration Statement”) filed with the Commission via EDGAR on January 30, 2017. In response to the Comment Letter, we are filing this response letter together with Amendment No. 1 to the Registration Statement on Form S-4 via EDGAR (such amended submission, the “Amended Registration Statement”) and providing the Staff with a marked copy indicating the changes made to the Registration Statement.

The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	Please refer to Proposal 1A. Please tell us why the increase in the number of authorized shares of preferred stock should not be presented as a separate matter. It appears that the increase in the number of authorized preferred shares is a

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separate matter because it is not necessary to effect the reclassification. Refer to Exchange Act Rule 14a-4(a)(3).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to present the increase in the number of authorized shares of preferred stock as a separate matter throughout the Amended Registration Statement, including as Proposal #1C on page 142.

2.	Similarly please tell us why the increase in the number of authorized shares of common stock should not be presented as a separate matter. It appears that the increase is not limited to the number of shares reasonably expected to be issued. In that regard we note your statement on page 21 that “[a]fter [you] consummate the Contribution and Exchange, [you] will have more than 317,800,000 authorized but unisued shares of [y]our Common Stock available for issuance.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to present the increase in the number of authorized shares of common stock as a separate matter throughout the Amended Registration Statement, including as Proposal #1B on page 142.

3.	Please tell us why Proposal 1B should not be presented as three separate proposals, one for each of (a), (b), and (c). It appears that each of these substantively affects shareholder rights.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to present Proposal #1B as three separate proposals throughout the Amended Registration Statement, including as Proposal #1E, Proposal #1F and Proposal #1G on page 142.

4.	In presenting the proposal related to special meetings, currently shown as 1B(c), on the proxy card and elsewhere please clearly present that the effect of the proposal is to eliminate the provision requiring approval by a majority of disinterested directors if at the time a special meeting is called there is an “Interested Stockholder.” In the alternative tell us why this is not the case.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to clearly present that the effect of the proposal related to special meetings is to eliminate the provision requiring approval by a majority of disinterested directors if at the time a special meeting is called there is an “Interested Stockholder,” including as set forth in Proposal #1G on page 142.

5.	Please identify “Turning Point Brands Inc.” as your predecessor throughout the filing as you do not have operations of your own before the Contribution and Exchange transaction.

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Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to indicate that, upon completion of the Contribution and Exchange, Turning Point Brands Inc. will be the Company’s predecessor. The referenced disclosure appears on pages 1, 4, 63 and 114 of the Registration Statement.

Risk Factors, page 17

The Fifth Amended and Restated Certificate of Incorporation, page 27

6.	Please revise this risk factor to also address potential anti-takeover effects from the board’s authority to issue, without stockholder approval, additional shares of common that will be authorized under the Fifth Amended and Restated Certificate of Incorporation.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor in the Registration Statement on page 28 to disclose the authority of the Company’s board of directors to issue, without stockholder approval, approximately 292,897,000 shares of the Company’s Class A Common Stock and 22,897,000 shares of the Company’s Class B Common Stock.

We may require additional capital in the future, page 20

7.	Please disclose whether you currently have any plans to issue any of the shares resulting from the increase in authorized common or preferred stock, other than issuances pursuant to the contribution and exchange transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 21 to disclose that except for the issuance pursuant to the Exchange Agreement, the $40,000 of consideration payable in shares of the Company’s Class A Common Stock pursuant to the Asset Purchase Agreement between its wholly owned subsidiary Standard Outdoor Southwest LLC and Metro Austin (which issuance is expected to occur shortly after the completion of the Contribution and Exchange) and $150,000 in shares of the Company’s Class A Common Stock that the Company contemplates issuing to an individual who is assisting the Company with the acquisition of Interboro (which issuance is expected to occur shortly after the completion of the acquisition of Interboro), the Company does not have any current plans to issue shares of Common Stock or preferred stock.

Background of the Contribution and Exchange, page 57

8.	Please disclose whether the Special Committee considered any unaffiliated shareholder protection provisions in connection with the vote to approve the reclassification and corporate governance proposals, including whether the reclassification proposals should be approved by a majority of shareholders other than the SG Parties. Please also disclose whether the Special Committee or the Board of

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Directors considered the absence of such a provision as a positive or negative factor in the listing of factors beginning on page 61.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 66 to describe the Special Committee’s consideration of unaffiliated stockholder protection provisions and its ultimate decision not to insist on a condition that would require the Proposed Transaction be approved by a majority of the stockholders not affiliated with the SG Parties. The Company also included the lack of such vote as a negative factor in the list of factors on page 70 of the Amended Registration Statement.

9.	Refer to the third paragraph of this section. Please clarify whether the contribution and exchange with TPB was the only transaction considered involving the SG Parties. If other transactions were considered, please briefly discuss those alternatives and why they were rejected.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 65 to disclose that the Special Committee did not pursue alternative transaction structures to the Contribution and Exchange due to the Company’s limited operations and assets and the difficulty it experienced in finding attractive transaction partners in the prior three years.

10.	Refer to the second full paragraph on page 59. Please disclose which party proposed the Exchange Ratio. To the extent the definition of Exchange Ratio was modified in subsequent negotiations, please disclose the modifications and which party proposed them.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 66 and 67 to describe the negotiations of the financial terms of the Exchange Agreement. Young Conaway sent a revised draft of the Exchange Agreement to Debevoise on November 14, 2016, which included a different Exchange Ratio formula. Debevoise provided Young Conaway with a revised draft of the Exchange Agreement on November 21, 2016, which included further revisions to the Exchange Ratio that were intended to create a more favorable formula for the Company’s stockholders.

11.	Refer to the last paragraph on page 59. Please briefly describe the “ways in which the financial terms might be improved.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 67 to describe that the financial terms could be improved by using an alternative formula for calculating the Exchange Ratio and by revising certain provisions concerning expense reimbursements and fees.

12.	Please discuss the specific reasons why various required charter changes were included in the Exchange Agreement including:

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•	Why you are reducing the threshold for action by written consent from unanimity to a simple majority;

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 67 to explain that the threshold for action by written consent was changed from requiring unanimity to a simple majority in order to make the Fifth Amended and Restated Certificate of Incorporation consistent with modern corporate governance practices.

•	Why you are seeking to increasing the number of authorized preferred stock from 19,664,362 to 500,000,000, to be designated as blank check preferred; and

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 67 to explain that the increase in the number of authorized preferred stock from 19,664,362 to 500,000,000 was to assist the Company in the future in attracting equity investors.

•	Why you are choosing to remove the requirement that if there is an “interested stockholder” then a call for a special meeting must be approved by a majority of disinterested directors.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 67 to explain that the removal of the requirement that if there is an “interested stockholder” then a call for a special meeting must be approved by a majority of disinterested directors in order to make the Fifth Amended and Restated Certificate of Incorporation consistent with modern corporate governance practices.

Opinion of Financial Advisor, page 63

13.	Please provide us copies of the “board books” and any other materials provided to the board in connection with the proposed transaction, including all presentations made by Excel.

Response: The Company acknowledges the Staff’s comment and is providing the Staff, under separate cover, with the materials identified by the Staff in its comment in paper form pursuant to Rule 418 under the Securities Act of 1933, as amended, for which confidential treatment by the Commission is requested. The Company hereby requests that such materials, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

14.	Please describe and quantify the fees and expenses paid and payable to Excel in connection with its services provided in the transaction, including delivery of the fairness opinion. Refer to Item 4(b) to Form S-4 and Item 1015(b)(4) of Regulation M-A.

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Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 72 to disclose that Excel was compensated a total of $546,371, of which $200,000 was paid in respect of the fairness opinion.

15.	Please briefly discuss how the financial advisor determined the selection criteria of publicly traded companies in the same sector for the comparable companies analysis and any limitations in this selection criteria. We note that each of the comparable companies identified in the analysis have market capitalizations and enterprise values substantially in excess of that of Turning Point Brands. Please similarly revise the discussion of the comparable transaction analysis.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 74 to explain that the companies selected for the comparable analysis are all in the tobacco industry. While such companies are all significantly larger than Turning Point Brands, Excel did not identify in its research reports any profitable participants in the industry that have comparable market capitalizations to Turning Point Brands.

Material United States Federal Income Tax Consequences, page 72

16.	You state your belief that the reclassification of common stock and dividend of Class B common stock will qualify as one or more tax-free reorganizations under Section 368(a) of the Internal Revenue Code or a tax-free reorganization followed by a non-taxable stock distribution under Section 305(a) of the Code. Please file an opinion of counsel supporting the tax consequences as described here or explain to us why the tax consequences are not material to an investor. For guidance, please refer to section III.A.2 of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Company acknowledges the Staff’s comment and has filed a “short-form” opinion as Exhibit 8.1 to the Amended Registration Statement, the substance of which is included in the Amended Registration Statement beginning on page 81.

17.	Please briefly discuss the reasons for the possible alternative treatment of the dividend of Class B common stock as either part of a series of reorganizations under Section 368 or as a dividend under Section 305(a).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement beginning on page 82 to discuss the reasons for the possible alternative treatment of the dividend of Class B Common Stock as either part of a series of reorganizations under Section 368 or as a dividend under Section 305(a).

Pro Forma Financial Statements, page 157

18.	We note your disclosure on page 157 and elsewhere within the filing that the Contribution and Exchange transaction will be accounted for as a reverse acquisition. You also disclose that “[t]his determination was primarily based on Turning Point’s

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stockholders obtaining a controlling interest and a majority of the voting power of the Company …” Based on your disclosures, it appears you would acquire 9,592,373 of Turning Point’s common shares from SG Parties in exchange for your new 5,519,067 Class A and B common shares and that the Turning Point’s common shares represent 52.3% ownership interests of Turning Point. In that regard, we also note your disclosure on page 56 that they include 500,000 Turning Point common shares owned by the Chairman of the board of directors of Turning Point. Please explain to us in more detail the relationship between the Chairman and SG Parties and why the 500,000 Turning Point common shares are appropriately included in your transaction.

Response: Mr. Helms and Helms Management Corp. (together with Mr. Helms, the “Helms Parties”) and Standard General L.P. are party to a certain Loan and Voting Agreement, dated November 19, 2012, pursuant to which Mr. Helms pledged approximately 1.46 million of his Turning Point shares (after giving effect to the 10.43174381-to-1 stock split that Turning Point effected prior to the completion of its May 2016 initial public offering) to Standard General as collateral for the loan. Included in this amount are (i) 400,000 Turning Point shares the SG Parties will acquire from Mr. Helms prior to the consummation of the Contribution and Exchange, as consideration for amounts outstanding under the loan, and (ii) 500,000 shares of Turning Point Common Stock held by Mr. Helms over which the SG Parties have investment discretion and certain disposition and other rights.

The 500,000 Turning Point shares held by Mr. Helms are appropriately included in the Contribution and Exchange transaction as the SG Parties currently intend to use their investment discretion to cause these shares to be contributed to the Company in exchange for shares of the combined entity. We note that the accounting acquirer usually is the combining entity whose owners, as a group, retain or receive the largest portion of the voting rights in the combined entity. As a result of the transactions contemplated by the Exchange Agreement, including the contribution of the shares held by Mr. Helms, shareholders of Turning Point will receive approximately 57.7% of the voting rights of the combined entity in exchange for their shares of TPB common stock. These former Turning Point shareholders, including the SG Parties and the Additional Persons, as well as Mr. Helms, will have over 90% of the voting rights of the combined entity. The general guidance in ASC 810-10-15-8 states that, “[t]he usual condition for a controlling interest is the ownership of a majority voting interest” in an entity. Therefore, as a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity is a condition indicating control and, in a business combination, the identity of the accounting acquirer. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. All else being equal (that is, when all other relevant factors are neutral and do not favor either party as the accounting acquirer), the acquirer usually is the combining entity the owners of which, as a group, retain or receive the largest portion of the voting rights in the combined entity. We generally believe the more significant the differential in the voting interest of the combining entities, the more difficult it is to conclude that the entity with the largest voting interest is not the acquirer absent other compelling evidence from the other relevant factors. Since former owners of the Turning Point stock, including certain of the SG Parties, the Additional Persons and Mr. Helms, will have the controlling interest in the combined entity, we believe this is a strong indicator that Turning Point is the accounting acquirer.

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19.	We note Turning Point Brands Inc.’s (“Turning Point”) acquisition on November 30, 2016 of Smoke Free Technologies, Inc. (or “VaporBeast”) appeared to be significant above the 40% level for significant subsidiary for providing audited historical financial statements. We note in the Form 8-K filed on December 2, 2016, and as amended on January 20, 2017 to include audited financial statements of VaporBeast you provided one year of audited historical financial statements rather than two or three years. Please advise given the significant pre-tax income of VaporBeast and the requirements of Rule 8-04(b) of Regulation S-X. Your response should include your computations of significant subsidiary as described in Rule 1-02(w) of Regulation S-X.

Response: The Company notes that on March 16, 2017, Turning Point filed a further amendment (the “March 16 8-K/A”) to the Current Report on Form 8-K (as previously amended) referenced in the Staff’s comment (the “Original Turning Point 8-K”). In the March 16 8-K/A, Turning Point indicated that VaporBeast constitutes a “significant subsidiary” of Turning Point, as defined by Regulation S-X Rule 1-02(w). Turning Point noted that VaporBeast was a “significant subsidiary” at a level greater than 50%, as reflected in the below calculation for the year ended December 31, 2015:

(In Thousands)

	Turning Point Brands, Inc.	Smoke Free Technologies, Inc.

Income before income taxes	$10,227	$5,770	56.4%

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As such, under Rule 3-05(b)(2)(iv) of Regulation S-X, Turning Point would have been required to provide three years of the required financial statements for VaporBeast; however, because VaporBeast had net revenues of less than $50 million for its fiscal year ended December 31, 2015, its most recent fiscal year at the time the original Turning Point Form 8-K was due, Turning Point was permitted, in accordance with Regulation S-X Rule 3-05(b)(2)(iv), to file two years of audited financial statements for VaporBeast rather than three years.

Turning Point filed VaporBeast’s audited financial statements for the year ended December 31, 2015 as Exhibit 99.1 to Amendment No. 1 to the Original Turning Point 8-K. In accordance with Regulation S-X Rule 3-06(b), Turning Point then satisfied the requirement to report a second year of audited financial statements for VaporBeast by amending Item 9.01 to the Amendment No. 1 to the Original Turning Point 8-K to include VaporBeast’s audited financial statements for the nine months ended September 30, 2016, which it filed with the March 16 8-K/A as Exhibit 99.4. In the March 16 8-K/A, Turning Point indicated that it determined to file the audited interim financials for VaporBeast because Turning Point does not believe that the preparation of audited financial statements for the year ended December 31, 2014 would provide meaningful disclosure to the investing public because VaporBeast was a start-up venture in that period.

20.	Please disclose that the pro forma financial statements do not give effect to your pending asset purchase transaction entered into on November 4, 2016 to acquire from Metro Outdoor of Austin LLC, five billboards and the ground leases and related advertising contracts, as described for example, on pages 9 and 88 of the Form S-4. We note the transaction will consist of $290,000 in cash and $40,000 in shares of SDOI common stock. Please disclose if true, the impact to the pro forma financial statements is not material.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 147 to indicate that the pro forma financial statements do not give effect to the pending asset purchase transaction entered into on November 4, 2016 to acquire five billboards and the ground leases and related advertising contracts from Metro Outdoor of Austin LLC, and that the impact to the pro forma financial statements of this transaction is not material.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2016, page 161

21.	Refer to the historical columns for Turning Point Brands, Inc. and for Smoke Free Technologies. It appears the amounts included on the line item Cost of Sales do not agree with the historical amounts shown in the financial statements at page F-69 for Turning Point Brands, Inc. and in Exhibit 99.2 of the Form 8-K/A filed on January 20, 2017 for the financial statements of Smoke Free Technologies, respectively. Please

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revise the amounts in the Consumer Products and Other section within the pro forma statements as appropriate.

Response: The Company notes that as indicated in the response to Comment #23, the Amended Registration Statement includes updated audited financial statements and related financial information, including without limitation pro forma financial information, of SDOI, Turning Point Brands, Inc., and Interboro Holdings, Inc. As such, the issue referenced in the Staff’s comment no longer needs to be addressed.

22.	Explain to us and disclose the basis of your pro forma $109,245 adjustment to cost of sales related to the Smoke Free Technologies, Inc. transaction for the nine months ended September 30, 2016.

Response: The Company notes that as indicated in the response to Comment #23, the Amended Registration Statement includes updated audited financial statements and related financial information, including without limitation pro forma financial information, of SDOI, Turning Point Brands, Inc., and Interboro Holdings, Inc. As such, the issue referenced in the Staff’s comment no longer needs to be addressed.

Age of Financial Statements

23.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include audited financial statements and related financial information, such as but not limited to Selected Financial Data, MD&A and pro forma financial statements, of SDOI, Turning Point Brands, Inc., and Interboro Holdings, Inc.

Response: The Company acknowledges the Staff’s comment, and in accordance with the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X, has included in the Amended Registration Statement updated audited financial statements and related financial information, including without limitation pro forma financial information, of SDOI, Turning Point Brands, Inc., and Interboro Holdings, Inc.

We acknowledge on behalf of the Company the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. In addition, the Company commits to allowing the Staff ample time to review each amendment to the Registration Statement prior to the requested effective date of the Registration Statement.

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If the Staff has any questions or comments regarding the foregoing, please feel free to contact the undersigned by telephone at (215) 963-5061 or via email at justin.chairman@morganlewis.com.

Sincerely yours,

/s/ Justin W. Chairman

cc:	Mr. Lyn Shenk
Ms. Beverly Singleton
J. Nolan McWilliams, Esquire
Mr. Kevin J. Bratton

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